UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2017

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On August 1, 2017, EOG Resources, Inc. issued a press release announcing second quarter 2017 financial and operational results and third quarter and full year 2017 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing second quarter 2017 financial and operational results attached hereto as Exhibit 99.1 is third quarter and full year 2017 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated August 1, 2017 (including the accompanying third quarter and full year 2017 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 1, 2017   By:

/s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.		**Description**
99.1	-	Press Release of EOG Resources, Inc. dated August 1, 2017 (including the accompanying third quarter and full year 2017 forecast and benchmark commodity pricing information).

EXHIBIT 99.1

EOG Resources, Inc.   **P.O. Box 4362, Houston, TX 77210-4362**
News Release
For Further Information Contact: **Investors**
                                                                          David J. Streit
                                                                          (713) 571-4902
                                                                          W. John Wagner
                                                                          (713) 571-4404

                                                                          Media and Investors
                                                                          Kimberly M. Ehmer
                                                                          (713) 571-4676

EOG Resources Announces Second Quarter 2017 Results
- Exceeds Crude Oil, NGL and Natural Gas Production Targets
- Delivers Per-Unit Lease and Well, Transportation and DD&A Rates Below Targets
- Increases 2017 U.S. Crude Oil Growth Forecast to 20 Percent from 18 Percent
- Maintains 2017 Capital Expenditure Guidance
- Reduces First-Half 2017 Completed Well Costs by an Average of 7 Percent

FOR IMMEDIATE RELEASE: Tuesday, August 1, 2017

HOUSTON - EOG Resources, Inc. (EOG) today reported second quarter 2017 net income of $23.1 million, or $0.04 per share. This compares to a second quarter 2016 net loss of $292.6 million, or $0.53 per share.

Adjusted non-GAAP net income for the second quarter 2017 was $46.7 million, or $0.08 per share, compared to an adjusted non-GAAP net loss of $209.7 million, or $0.38 per share, for the same prior year period. Adjusted non-GAAP net income (loss) is calculated by matching commodity derivative contract realizations to settlement months and making certain other adjustments in order to exclude non-recurring items. (Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.)

Increased crude oil volumes and higher commodity prices resulted in increases to adjusted non-GAAP net income, discretionary cash flow and EBITDAX during the second quarter 2017 compared to the second quarter 2016. (Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.)

Operational Highlights

EOG grew second quarter total crude oil volumes 25 percent to 334,700 barrels of oil per day (Bopd), setting a company oil production record. Natural gas liquids (NGLs) and natural gas production also exceeded targets, contributing to 10 percent total company production growth compared to the second quarter 2016. The company also delivered per-unit costs for lease and well, transportation and depreciation, depletion and amortization below targets.

"EOG's premium drilling strategy continues to drive outperformance every quarter, delivering strong production growth with industry-leading capital efficiency," said William R. "Bill" Thomas, Chairman and Chief Executive Officer. "Our permanent shift to premium drilling, driven by an organic exploration focus and best-in-class technology, is a sustainable competitive advantage."

Updated 2017 Growth Targets

As a result of strong well productivity improvements, EOG increased 2017 production growth targets while maintaining its current plan of completing 480 net wells with capital expenditures of $3.7 to $4.1 billion. The company increased its full-year 2017 U.S. crude oil growth target to 20 percent from 18 percent and total company production growth target to seven percent from five percent. In addition to delivering strong growth, EOG is actively engaged in a robust exploration program to lease and test multiple new prospects.

"EOG can generate high returns at relatively low oil prices, and our disciplined investment strategy has positioned the company on a strong financial footing," Thomas said. "By applying industry-leading technology and geoscience to our acreage concentrated in the sweet spots of the largest oil plays in the U.S., EOG can continue to grow at strong rates within cash flow."

Delaware Basin

In the second quarter 2017, EOG continued its exploration and development program across the Delaware Basin.

EOG completed 25 wells in the Delaware Basin Wolfcamp in the second quarter with an average treated lateral length of 6,500 feet per well and average 30-day initial production rates per well of 3,010 barrels of oil equivalent per day (Boed), or 1,945 Bopd, 480 barrels per day (Bpd) of NGLs and 3.5 million cubic feet per day (MMcfd) of natural gas. In Lea County, NM, EOG completed a four-well pattern, the Rattlesnake 28 Fed Com 706H-709H, with an average treated lateral length of 6,700 feet per well and average 30-day initial production rates per well of 3,870 Boed, or 2,545 Bopd, 600 Bpd of NGLs and 4.4 MMcfd of natural gas.

In the Delaware Basin Bone Spring, EOG completed 19 wells in the second quarter with an average treated lateral length of 5,600 feet per well and average 30-day initial production rates per well of 2,130 Boed, or 1,515 Bopd, 275 Bpd of NGLs and 2.0 MMcfd of natural gas. In Lea County, NM, EOG completed a three-well pattern, the Neptune 10 State Com 503H-505H, with an average treated lateral length of 9,700 feet per well and average 30-day initial production rates per well of 3,620 Boed, or 2,790 Bopd, 375 Bpd of NGLs and 2.7 MMcfd of natural gas.

In the Delaware Basin Leonard, EOG completed three wells in the second quarter with an average treated lateral length of 5,400 feet per well and average 30-day initial production rates per well of 1,615 Boed, or 1,075 Bopd, 245 Bpd of NGLs and 1.8 MMcfd of natural gas.

South Texas Eagle Ford

EOG's South Texas Eagle Ford generated strong initial production performance during the second quarter as EOG continued to apply its precision targeting concepts across its expansive acreage position in the black oil window of the play.

In the second quarter, EOG completed 51 wells in the Eagle Ford with an average treated lateral length of 6,500 feet per well and average 30-day initial production rates per well of 1,960 Boed, or 1,520 Bopd, 225 Bpd of NGLs and 1.3 MMcfd of natural gas. In Karnes County, EOG completed a three-well pattern, the Lynch Unit 2H-4H, with an average treated lateral length of 5,800 feet per well and average 30-day initial production rates per well of 3,245 Boed, or 2,555 Bopd, 350 Bpd of NGLs and 2.0 MMcfd of natural gas. In Gonzales County, EOG completed a four-well pattern, the Olympic A 1H-D 4H, with an average treated lateral length of 6,600 feet per well and average 30-day initial production rates per well of 2,910 Boed, or 2,160 Bopd, 380 Bpd of NGLs and 2.2 MMcfd of natural gas. In DeWitt County, EOG completed a five-well pattern, the Dio Unit 11H-15H, with an average treated lateral length of 5,100 feet per well and average 30-day initial production rates per well of 2,840 Boed, or 2,135 Bopd, 355 Bpd of NGLs and 2.1 MMcfd of natural gas.

South Texas Austin Chalk

In the second quarter 2017, testing continued in the South Texas Austin Chalk. EOG completed nine wells in Karnes County with an average treated lateral length of 4,000 feet per well and average 30-day initial production rates per well of 2,645 Boed, or 2,150 Bopd, 255 Bpd of NGLs and 1.5 MMcfd of natural gas.

Bakken and Powder River Basin

During the second quarter, EOG continued development of its premium oil plays across the Rocky Mountain region.

In the North Dakota Bakken, EOG completed 22 wells in the second quarter with an average treated lateral length of 8,400 feet per well and average 30-day initial production rates per well of 1,450 Boed, or 1,175 Bopd, 150 Bpd of NGLs and 0.7 MMcfd of natural gas. Of particular note is a four-well pattern in the Antelope field in McKenzie County, the Clarks Creek 73, 74, 75 and 110-0719H, completed with an average treated lateral length of 9,800 feet per well and average 30-day initial production rates per well of 2,965 Boed, or 2,075 Bopd, 500 Bpd of NGLs and 2.3 MMcfd of natural gas.

In the Powder River Basin Turner, EOG completed eight wells in the second quarter with an average treated lateral length of 8,700 feet per well and average 30-day initial production rates per well of 1,745 Boed, or 910 Bopd, 285 Bpd of NGLs and 3.3 MMcfd of natural gas.

In the DJ Basin, EOG completed 10 wells in the second quarter with an average treated lateral length of 9,000 feet per well and average 30-day initial production rates per well of 885 Boed, or 770 Bopd, 70 Bpd of NGLs and 0.3 MMcfd of natural gas.

Trinidad

In June 2017, EOG signed a new multi-year contract under which EOG will supply future natural gas volumes to the National Gas Company of Trinidad and Tobago Limited beginning in 2019. The new contract opens opportunities for additional investments that can deliver rates of return competitive with EOG's premier on-shore oil plays.

Hedging Activity

During the second quarter ended June 30, 2017, EOG entered into crude oil derivative contracts in order to fix the differential between pricing in Midland, TX and Cushing, OK. For the period January 1 through December 31, 2018, EOG entered into crude oil basis swap contracts for 15,000 Bopd at a weighted average price differential between Midland, TX and Cushing, OK of $1.063 per barrel. In addition, for the period January 1 through December 31, 2019, EOG entered into crude oil basis swap contracts for 20,000 Bopd at a weighted average price differential between Midland, TX and Cushing, OK of $1.075 per barrel.

During the second quarter ended June 30, 2017, EOG did not enter into additional natural gas derivative contracts.

A comprehensive summary of crude oil and natural gas derivative contracts is provided in the attached tables.

Capital Structure and Asset Sales

At June 30, 2017, EOG's total debt outstanding was $7.0 billion for a debt-to-total capitalization ratio of 33 percent. Considering cash on the balance sheet at the end of the second quarter, EOG's net debt was $5.3 billion for a net debt-to-total capitalization ratio of 28 percent. For a reconciliation of non-GAAP measures to GAAP measures, please refer to the attached tables.

Proceeds from asset sales in the first six months of 2017 totaled $175 million.

Conference Call August 2, 2017

EOG's second quarter 2017 results conference call will be available via live audio webcast at 8 a.m. Central time (9 a.m. Eastern time) on Wednesday, August 2, 2017. To listen, log on to the Investors Overview page on the EOG website at http://investors.eogresources.com/overview. The webcast will be archived on EOG's website through August 2, 2018.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, reduce or otherwise control operating and capital costs, generate income or cash flows or pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, produce reserves and achieve anticipated production levels from, and maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects;
- the extent to which EOG is successful in its efforts to market its crude oil and condensate, natural gas liquids, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, transportation and refining facilities;

- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;

- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations; environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations imposing conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;

- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;

- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;

- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;

- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water) and services;

- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;

- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression and transportation facilities;

- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;

- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;

- the extent to which EOG is successful in its completion of planned asset dispositions;

- the extent and effect of any hedging activities engaged in by EOG;

- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;

- political conditions and developments around the world (such as political instability and armed conflict), including in the areas in which EOG operates;

- the use of competing energy sources and the development of alternative energy sources;

- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;

- acts of war and terrorism and responses to these acts;

- physical, electronic and cyber security breaches; and

- the other factors described under ITEM 1A, Risk Factors, on pages 13 through 22 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration and extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

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EOG RESOURCES, INC.
Financial Report
(Unaudited; in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2017	**2016**	**2017**	**2016**
Net Operating Revenues and Other	$ 2,612.5	$ 1,775.7	$ 5,223.0	$ 3,130.1
Net Income (Loss)	$ 23.1	$ (292.6)	$ 51.6	$ (764.3)
Net Income (Loss) Per Share				
Basic	$ 0.04	$ (0.53)	$ 0.09	$ (1.40)
Diluted	$ 0.04	$ (0.53)	$ 0.09	$ (1.40)
Average Number of Common Shares				
Basic	574.4	547.3	574.2	547.0
Diluted	578.5	547.3	578.6	547.0

Summary Income Statements
(Unaudited; in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2017	**2016**	**2017**	**2016**
Net Operating Revenues and Other				
Crude Oil and Condensate	$ 1,445,454	$ 1,059,690	$ 2,875,515	$ 1,813,401
Natural Gas Liquids	146,907	111,643	300,351	186,962
Natural Gas	224,008	155,983	454,610	321,486
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	9,446	(44,373)	71,466	(38,938)
Gathering, Processing and Marketing	778,797	485,256	1,505,334	819,209
Losses on Asset Dispositions, Net	(8,916)	(15,550)	(25,674)	(6,403)
Other, Net	16,776	23,091	41,435	34,372
Total	2,612,472	1,775,740	5,223,037	3,130,089
Operating Expenses				
Lease and Well	255,186	218,393	510,963	459,258
Transportation Costs	186,356	179,471	365,070	369,925
Gathering and Processing Costs	34,746	29,226	72,890	57,750
Exploration Costs	34,711	30,559	91,605	60,388
Dry Hole Costs	27	(172)	27	74
Impairments	78,934	72,714	272,121	144,331
Marketing Costs	790,599	480,046	1,527,135	820,900
Depreciation, Depletion and Amortization	865,384	862,491	1,681,420	1,791,382
General and Administrative	108,507	97,705	205,745	198,236
Taxes Other Than Income	130,114	93,480	260,407	154,159
Total	2,484,564	2,063,913	4,987,383	4,056,403
Operating Income (Loss)	127,908	(288,173)	235,654	(926,314)
Other Income (Expense), Net	4,972	(20,996)	8,123	(25,433)
Income (Loss) Before Interest Expense and Income Taxes	132,880	(309,169)	243,777	(951,747)
Interest Expense, Net	70,413	71,108	141,928	139,498
Income (Loss) Before Income Taxes	62,467	(380,277)	101,849	(1,091,245)
Income Tax Provision (Benefit)	39,414	(87,719)	50,279	(326,911)
Net Income (Loss)	$ 23,053	$ (292,558)	$ 51,570	$ (764,334)
Dividends Declared per Common Share	$ 0.1675	$ 0.1675	$ 0.3350	$ 0.3350

EOG RESOURCES, INC.
Operating Highlights
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2017	2016	2017	2016
Wellhead Volumes and Prices				
Crude Oil and Condensate Volumes (MBbld) [A]				
United States	333.1	265.4	322.8	265.6
Trinidad	0.8	0.8	0.8	0.8
Other International [B]	0.8	1.5	1.6	1.4
Total	334.7	267.7	325.2	267.8
Average Crude Oil and Condensate Prices ($/Bbl) [C]				
United States	$ 47.51	$ 43.87	$ 48.89	$ 37.36
Trinidad	39.64	35.91	40.63	29.83
Other International [B]	35.13	—	44.66	—
Composite	47.46	43.65	48.85	37.23
Natural Gas Liquids Volumes (MBbld) [A]				
United States	86.6	84.3	82.7	81.8
Other International [B]	—	—	—	—
Total	86.6	84.3	82.7	81.8
Average Natural Gas Liquids Prices ($/Bbl) [C]				
United States	$ 18.65	$ 14.56	$ 20.06	$ 12.54
Other International [B]	—	—	—	—
Composite	18.65	14.56	20.06	12.54
Natural Gas Volumes (MMcfd) [A]				
United States	755	820	742	825
Trinidad	320	349	314	355
Other International [B]	21	25	21	25
Total	1,096	1,194	1,077	1,205
Average Natural Gas Prices ($/Mcf) [C]				
United States	$ 2.14	$ 1.18	$ 2.23	$ 1.22
Trinidad	2.40	1.89	2.48	1.88
Other International [B]	3.66	3.35	3.71	3.49
Composite	2.25	1.44	2.33	1.47
Crude Oil Equivalent Volumes (MBoed) [D]				
United States	545.6	486.3	529.2	484.9
Trinidad	54.1	59.0	53.1	59.9
Other International [B]	4.2	5.8	5.1	5.6
Total	603.9	551.1	587.4	550.4
Total MMBoe [D]	55.0	50.1	106.3	100.2

(A) Thousand barrels per day or million cubic feet per day, as applicable.

(B) Other International includes EOG's United Kingdom, China, Canada and Argentina operations. The Argentina operations were sold in the third quarter of 2016.

(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.

(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
<u>**Summary Balance Sheets**</u>
(Unaudited; in thousands, except share data)

		June 30, 2017		December 31, 2016
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	1,649,443	$	1,599,895
Accounts Receivable, Net		1,114,454		1,216,320
Inventories		336,198		350,017
Assets from Price Risk Management Activities		4,746		—
Income Taxes Receivable		91,256		12,305
Other		187,276		206,679
Total		3,383,373		3,385,216
Property, Plant and Equipment				
Oil and Gas Properties (Successful Efforts Method)		50,973,760		49,592,091
Other Property, Plant and Equipment		3,883,759		4,008,564
Total Property, Plant and Equipment		54,857,519		53,600,655
Less: Accumulated Depreciation, Depletion and Amortization		(29,277,359)		(27,893,577)
Total Property, Plant and Equipment, Net		25,580,160		25,707,078
Deferred Income Taxes		16,888		16,140
Other Assets		283,196		190,767
Total Assets	$	29,263,617	$	29,299,201
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable	$	1,615,170	$	1,511,826
Accrued Taxes Payable		155,458		118,411
Dividends Payable		96,145		96,120
Liabilities from Price Risk Management Activities		—		61,817
Current Portion of Long-Term Debt		606,454		6,579
Other		249,027		232,538
Total		2,722,254		2,027,291
Long-Term Debt		6,380,350		6,979,779
Other Liabilities		1,199,778		1,282,142
Deferred Income Taxes		5,059,520		5,028,408
Commitments and Contingencies				
Stockholders' Equity				
Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized at June 30, 2017, 640,000,000 Shares Authorized at December 31, 2016, 577,711,399 Shares Issued at June 30, 2017 and 576,950,272 Shares Issued at December 31, 2016		205,777		205,770
Additional Paid in Capital		5,485,832		5,420,385
Accumulated Other Comprehensive Loss		(17,490)		(19,010)
Retained Earnings		8,256,359		8,398,118
Common Stock Held in Treasury, 316,339 Shares at June 30, 2017 and 250,155 Shares at December 31, 2016		(28,763)		(23,682)
Total Stockholders' Equity		13,901,715		13,981,581
Total Liabilities and Stockholders' Equity	$	29,263,617	$	29,299,201

EOG RESOURCES, INC.
Summary Statements of Cash Flows
(Unaudited; in thousands)

	Six Months Ended June 30,	
	2017	**2016**
Cash Flows from Operating Activities		
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:		
Net Income (Loss)	$ 51,570	$ (764,334)
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	1,681,420	1,791,382
Impairments	272,121	144,331
Stock-Based Compensation Expenses	58,061	59,471
Deferred Income Taxes	35,162	(384,294)
Losses on Asset Dispositions, Net	25,674	6,403
Other, Net	(6,691)	29,991
Dry Hole Costs	27	74
Mark-to-Market Commodity Derivative Contracts		
Total (Gains) Losses	(71,466)	38,938
Net Cash Received from Settlements of Commodity Derivative Contracts	2,591	2,852
Excess Tax Benefits from Stock-Based Compensation	—	(11,811)
Other, Net	(185)	5,008
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	103,786	(22,572)
Inventories	(6,129)	95,813
Accounts Payable	76,704	(203,358)
Accrued Taxes Payable	(39,124)	93,320
Other Assets	(61,089)	(33,589)
Other Liabilities	(66,869)	1,565
Changes in Components of Working Capital Associated with Investing and Financing Activities	(79,138)	(54,453)
Net Cash Provided by Operating Activities	1,976,425	794,737
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,885,417)	(1,143,549)
Additions to Other Property, Plant and Equipment	(88,076)	(44,584)
Proceeds from Sales of Assets	175,260	252,529
Changes in Components of Working Capital Associated with Investing Activities	79,138	54,477
Net Cash Used in Investing Activities	(1,719,095)	(881,127)
Financing Cash Flows		
Net Commercial Paper Repayments	—	(259,718)
Long-Term Debt Borrowings	—	991,097
Long-Term Debt Repayments	—	(400,000)
Dividends Paid	(192,984)	(184,036)
Excess Tax Benefits from Stock-Based Compensation	—	11,811
Treasury Stock Purchased	(21,678)	(28,755)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	9,608	10,624
Debt Issuance Costs	—	(1,602)
Repayment of Capital Lease Obligation	(3,251)	(3,150)
Other, Net	—	(24)
Net Cash (Used in) Provided by Financing Activities	(208,305)	136,247
Effect of Exchange Rate Changes on Cash	523	11,359
Increase in Cash and Cash Equivalents	49,548	61,216
Cash and Cash Equivalents at Beginning of Period	1,599,895	718,506
Cash and Cash Equivalents at End of Period	$ 1,649,443	$ 779,722

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Net Income (Loss) (Non-GAAP)
To Net Income (Loss) (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month and six-month periods ended June 30, 2017 and 2016 reported Net Income (Loss) (GAAP) to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (gains) losses from these transactions, to eliminate the net losses on asset dispositions in 2017 and 2016, to add back impairment charges related to certain of EOG's assets in 2017, to eliminate the impact of the Trinidad tax settlement in 2016, to add back certain voluntary retirement expense in 2016, to add back an early lease termination payment as the result of a legal settlement in 2017 and to add back the transaction costs for the formation of a joint venture in 2017. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (Loss) (GAAP)	$ 62,467	$ (39,414)	$ 23,053	$ 0.04	$ (380,277)	$ 87,719	$ (292,558)	$ (0.53)
Adjustments:								
(Gains) Losses on Mark-to-Market Commodity Derivative Contracts	(9,446)	3,426	(6,020)	(0.01)	44,373	(15,819)	28,554	0.05
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	679	(245)	434	—	(14,835)	5,289	(9,546)	(0.01)
Add: Net Losses on Asset Dispositions	8,916	(3,151)	5,765	0.01	15,550	(7,378)	8,172	0.01
Add: Impairments	23,397	(8,477)	14,920	0.03	—	—	—	—
Add: Trinidad Tax Settlement	—	—	—	—	—	43,000	43,000	0.08
Add: Voluntary Retirement Expense	—	—	—	—	19,663	(7,010)	12,653	0.02
Add: Legal Settlement - Early Lease Termination	10,202	(3,657)	6,545	0.01	—	—	—	—
Add: Joint Venture Transaction Costs	3,056	(1,095)	1,961	—	—	—	—	—
Adjustments to Net Income	36,804	(13,199)	23,605	0.04	64,751	18,082	82,833	0.15
Adjusted Net Income (Loss) (Non-GAAP)	**$ 99,271**	**$ (52,613)**	**$ 46,658**	**$ 0.08**	**$ (315,526)**	**$ 105,801**	**$ (209,725)**	**$ (0.38)**
Average Number of Common Shares (GAAP)								
Basic			574,439				547,335	
Diluted			578,483				547,335	
Average Number of Common Shares (Non-GAAP)								
Basic			574,439				547,335	
Diluted			578,483				547,335	

	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (Loss) (GAAP)	$ 101,849	$ (50,279)	$ 51,570	$ 0.09	$ (1,091,245)	$ 326,911	$ (764,334)	$ (1.40)
Adjustments:								
(Gains) Losses on Mark-to-Market Commodity Derivative Contracts	(71,466)	25,617	(45,849)	(0.08)	38,938	(13,881)	25,057	0.05
Net Cash Received from Settlements of Commodity Derivative Contracts	2,591	(929)	1,662	—	2,852	(1,017)	1,835	—
Add: Net Losses on Asset Dispositions	25,674	(8,887)	16,787	0.03	6,403	(4,168)	2,235	—
Add: Impairments	161,148	(57,764)	103,384	0.18	—	—	—	—
Add: Trinidad Tax Settlement	—	—	—	—	—	43,000	43,000	0.08
Add: Voluntary Retirement Expense	—	—	—	—	42,054	(14,992)	27,062	0.05
Add: Legal Settlement - Early Lease Termination	10,202	(3,657)	6,545	0.01	—	—	—	—
Add: Joint Venture Transaction Costs	3,056	(1,095)	1,961	—	—	—	—	—
Adjustments to Net Income (Loss)	131,205	(46,715)	84,490	0.14	90,247	8,942	99,189	0.18
Adjusted Net Income (Loss) (Non-GAAP)	$ 233,054	$ (96,994)	$ 136,060	$ 0.23	$ (1,000,998)	$ 335,853	$ (665,145)	$ (1.22)

Average Number of Common Shares (GAAP)								
Basic				574,162				547,029
Diluted				578,573				547,029
Average Number of Common Shares (Non-GAAP)								
Basic				574,162				547,029
Diluted				578,573				547,029

EOG RESOURCES, INC.
Quantitative Reconciliation of Discretionary Cash Flow (Non-GAAP)
To Net Cash Provided by Operating Activities (GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month and six-month periods ended June 30, 2017 and 2016 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2017	2016	2017	2016
Net Cash Provided by Operating Activities (GAAP)	$ 1,078,376	$ 503,146	$ 1,976,425	$ 794,737
Adjustments:				
Exploration Costs (excluding Stock-Based Compensation Expenses)	29,402	25,527	80,136	48,884
Excess Tax Benefits from Stock-Based Compensation	—	11,811	—	11,811
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	(75,098)	154,970	(103,786)	22,572
Inventories	30,865	(38,235)	6,129	(95,813)
Accounts Payable	(56,278)	(86,269)	(76,704)	203,358
Accrued Taxes Payable	511	(90,860)	39,124	(93,320)
Other Assets	16,412	37,535	61,089	33,589
Other Liabilities	15,618	6,427	66,869	(1,565)
Changes in Components of Working Capital Associated with Investing and Financing Activities	15,814	56,681	79,138	54,453
Discretionary Cash Flow (Non-GAAP)	$ 1,055,622	$ 580,733	$ 2,128,420	$ 978,706
Discretionary Cash Flow (Non-GAAP) - Percentage Increase	**82%**		**117%**	

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Earnings Before Interest Expense, Net,
Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs,
Dry Hole Costs, Impairments and Additional Items (Adjusted EBITDAX)
(Non-GAAP) to Net Income (Loss) (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month and six-month periods ended June 30, 2017 and 2016 reported Net Income (Loss) (GAAP) to Earnings Before Interest Expense (Net), Income Taxes (Income Tax Provision (Benefit)), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (MTM) (gains) losses from these transactions and to eliminate the net losses on asset dispositions. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Net Income (Loss) (GAAP) to add back Interest Expense (Net), Income Taxes (Income Tax Provision (Benefit)), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2017	**2016**	**2017**	**2016**
Net Income (Loss) (GAAP)	$ 23,053	$ (292,558)	$ 51,570	$ (764,334)
Adjustments:				
Interest Expense, Net	70,413	71,108	141,928	139,498
Income Tax Provision (Benefit)	39,414	(87,719)	50,279	(326,911)
Depreciation, Depletion and Amortization	865,384	862,491	1,681,420	1,791,382
Exploration Costs	34,711	30,559	91,605	60,388
Dry Hole Costs	27	(172)	27	74
Impairments	78,934	72,714	272,121	144,331
EBITDAX (Non-GAAP)	1,111,936	656,423	2,288,950	1,044,428
Total (Gains) Losses on MTM Commodity Derivative Contracts	(9,446)	44,373	(71,466)	38,938
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	679	(14,835)	2,591	2,852
Losses on Asset Dispositions, Net	8,916	15,550	25,674	6,403
Adjusted EBITDAX (Non-GAAP)	$ 1,112,085	$ 701,511	$ 2,245,749	$ 1,092,621
Adjusted EBITDAX (Non-GAAP) - Percentage Increase	**59%**		**106%**	

EOG RESOURCES, INC.
Quantitative Reconciliation of Net Debt (Non-GAAP) and Total
Capitalization (Non-GAAP) as Used in the Calculation of
The Net Debt-to-Total Capitalization Ratio (Non-GAAP) to
Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	At June 30, 2017	At December 31, 2016
Total Stockholders' Equity - (a)	$ 13,902	$ 13,982
Current and Long-Term Debt (GAAP) - (b)	6,987	6,986
Less: Cash	(1,649)	(1,600)
Net Debt (Non-GAAP) - (c)	5,338	5,386
Total Capitalization (GAAP) - (a) + (b)	$ 20,889	$ 20,968
Total Capitalization (Non-GAAP) - (a) + (c)	$ 19,240	$ 19,368
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	33 %	33 %
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**28%**	**28%**

EOG RESOURCES, INC.
<u>**Crude Oil and Natural Gas Financial Commodity**</u>
<u>**Derivative Contracts**</u>

EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method. Prices received by EOG for its crude oil production generally vary from NYMEX West Texas Intermediate prices due to adjustments for delivery location (basis) and other factors. EOG entered into crude oil basis swap contracts in order to fix the differential between pricing in Midland, Texas, and Cushing, Oklahoma. Presented below is a comprehensive summary of EOG's crude oil basis swap contracts through August 1, 2017. The weighted average price differential expressed in $/Bbl represents the amount of reduction to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

Crude Oil Basis Swap Contracts

	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
2018		
January 1, 2018 through December 31, 2018	15,000	$ 1.063
2019		
January 1, 2019 through December 31, 2019	20,000	$ 1.075

On March 14, 2017, EOG executed the optional early termination provision granting EOG the right to terminate certain crude oil price swaps with notional volumes of 30,000 Bbld at a weighted average price of $50.05 per Bbl for the period March 1, 2017 through June 30, 2017. EOG received cash of $4.6 million for the early termination of these contracts, which are included in the below table. Presented below is a comprehensive summary of EOG's crude oil price swap contracts through August 1, 2017, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

Crude Oil Price Swap Contracts

	Volume (Bbld)	Weighted Average Price ($/Bbl)
2017		
January 1, 2017 through February 28, 2017 (closed)	35,000	$ 50.04
March 1, 2017 through June 30, 2017 (closed)	30,000	50.05

On March 14, 2017, EOG entered into a crude oil price swap contract for the period March 1, 2017 through June 30, 2017, with notional volumes of 5,000 Bbld at a price of $48.81 per Bbl. This contract offsets the remaining crude oil price swap contract for the same time period with notional volumes of 5,000 Bbld at a price of $50.00 per Bbl. The net cash EOG received for settling these contracts was $0.7 million. The offsetting contracts are excluded from the above table.

Presented below is a comprehensive summary of EOG's natural gas price swap contracts through August 1, 2017, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Price Swap Contracts

	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2017		
March 1, 2017 through August 31, 2017 (closed)	30,000	$ 3.10
September 1, 2017 through November 30, 2017	30,000	3.10
2018		
March 1, 2018 through November 30, 2018	35,000	$ 3.00

EOG has sold call options which establish a ceiling price for the sale of notional volumes of natural gas as specified in the call option contracts. The call options require that EOG pay the difference between the call option strike price and either the average or last business day NYMEX Henry Hub natural gas price for the contract month (Henry Hub Index Price) in the event the Henry Hub Index Price is above the call option strike price. In addition, EOG has purchased put options which establish a floor price for the sale of notional volumes of natural gas as specified in the put option contracts. The put options grant EOG the right to receive the difference between the put option strike price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the put option strike price. Presented below is a comprehensive summary of EOG's natural gas call and put option contracts through August 1, 2017, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Option Contracts

	Call Options Sold		Put Options Purchased	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2017				
March 1, 2017 through August 31, 2017 (closed)	213,750 $	3.44	171,000 $	2.92
September 1, 2017 through November 30, 2017	213,750	3.44	171,000	2.92
2018				
March 1, 2018 through November 30, 2018	120,000 $	3.38	96,000 $	2.94

EOG has also entered into natural gas collar contracts, which establish ceiling and floor prices for the sale of notional volumes of natural gas as specified in the collar contracts. The collars require that EOG pay the difference between the ceiling price and the Henry Hub Index Price in the event the Henry Hub Index Price is above the ceiling price. The collars grant EOG the right to receive the difference between the floor price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the floor price. Presented below is a comprehensive summary of EOG's natural gas collar contracts through August 1, 2017, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Collar Contracts

		Weighted Average Price ($/MMBtu)	
	Volume (MMBtud)	Ceiling Price	Floor Price
2017			
March 1, 2017 through August 31, 2017 (closed)	80,000 $	3.69 $	3.20
September 1, 2017 through November 30, 2017	80,000	3.69	3.20

Definitions

Bbld	Barrels per day
$/Bbl	Dollars per barrel
MMBtud	Million British thermal units per day
$/MMBtu	Dollars per million British thermal units
NYMEX	U.S. New York Mercantile Exchange

EOG RESOURCES, INC.
<u>Direct After-Tax Rate of Return (ATROR)</u>

The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

<u>Direct ATROR</u>

Based on Cash Flow and Time Value of Money

  - Estimated future commodity prices and operating costs

  - Costs incurred to drill, complete and equip a well, including facilities

Excludes Indirect Capital

  - Gathering and Processing and other Midstream

  - Land, Seismic, Geological and Geophysical

Payback ~12 Months on 100% Direct ATROR Wells

First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

<u>Return on Equity / Return on Capital Employed</u>

Based on GAAP Accrual Accounting

Includes All Indirect Capital and Growth Capital for Infrastructure

  - Eagle Ford, Bakken, Permian Facilities

  - Gathering and Processing

Includes Legacy Gas Capital and Capital from Mature Wells

EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss)
(Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculations of
Return on Capital Employed (Non-GAAP) and Return on Equity (Non-GAAP) to Net Interest Expense (GAAP),
Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)

The following chart reconciles Net Interest Expense (GAAP), Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss) (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Adjusted Net Income (Loss), Net Debt and Total Capitalization (Non-GAAP) in their ROCE and ROE calculations. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2016	2015	2014	2013
Return on Capital Employed (ROCE) (Non-GAAP)				
Net Interest Expense (GAAP)	$ 282	$ 237	$ 201	
Tax Benefit Imputed (based on 35%)	(99)	(83)	(70)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 183	$ 154	$ 131	
Net Income (Loss) (GAAP) - (b)	$ (1,097)	$ (4,525)	$ 2,915	
Adjustments to Net Income (Loss), Net of Tax (See Accompanying Schedules)	204 (a)	4,559 (b)	(199) (c)	
Adjusted Net Income (Loss) (Non-GAAP) - (c)	$ (893)	$ 34	$ 2,716	
Total Stockholders' Equity - (d)	$ 13,982	$ 12,943	$ 17,713	$ 15,418
Average Total Stockholders' Equity * - (e)	$ 13,463	$ 15,328	$ 16,566	
Current and Long-Term Debt (GAAP) - (f)	$ 6,986	$ 6,655	$ 5,906	$ 5,909
Less: Cash	(1,600)	(719)	(2,087)	(1,318)
Net Debt (Non-GAAP) - (g)	$ 5,386	$ 5,936	$ 3,819	$ 4,591
Total Capitalization (GAAP) - (d) + (f)	$ 20,968	$ 19,598	$ 23,619	$ 21,327
Total Capitalization (Non-GAAP) - (d) + (g)	$ 19,368	$ 18,879	$ 21,532	$ 20,009
Average Total Capitalization (Non-GAAP) * - (h)	$ 19,124	$ 20,206	$ 20,771	
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	**-4.8%**	**-21.6%**	**14.7%**	
ROCE (Non-GAAP Adjusted Net Income) - [(a) + (c)] / (h)	**-3.7%**	**0.9%**	**13.7%**	
Return on Equity (ROE)				
ROE (GAAP) (GAAP Net Income) - (b) / (e)	**-8.1%**	**-29.5%**	**17.6%**	
ROE (Non-GAAP) (Non-GAAP Adjusted Net Income) - (c) / (e)	**-6.6%**	**0.2%**	**16.4%**	

* Average for the current and immediately preceding year

Adjustments to Net Income (Loss) (GAAP)

(a) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2016:

	Year Ended December 31, 2016		
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ 77	$ (28)	$ 49
Add: Impairments of Certain Assets	321	(113)	208
Less: Net Gains on Asset Dispositions	(206)	62	(144)
Add: Trinidad Tax Settlement	—	43	43
Add: Voluntary Retirement Expense	42	(15)	27
Add: Acquisition - State Apportionment Change	—	16	16
Add: Acquisition Costs	5	—	5
Total	$ 239	$ (35)	$ 204

(b) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2015:

	Year Ended December 31, 2015		
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ 668	$ (238)	$ 430
Add: Impairments of Certain Assets	6,308	(2,183)	4,125
Less: Texas Margin Tax Rate Reduction	—	(20)	(20)
Add: Legal Settlement - Early Leasehold Termination	19	(6)	13
Add: Severance Costs	9	(3)	6
Add: Net Losses on Asset Dispositions	9	(4)	5
Total	$ 7,013	$ (2,454)	$ 4,559

(c) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2014:

	Year Ended December 31, 2014		
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ (800)	$ 285	$ (515)
Add: Impairments of Certain Assets	824	(271)	553
Less: Net Gains on Asset Dispositions	(508)	21	(487)
Add: Tax Expense Related to the Repatriation of Accumulated Foreign Earnings in Future Years	—	250	250
Total	$ (484)	$ 285	$ (199)

EOG RESOURCES, INC.
Third Quarter and Full Year 2017 Forecast and Benchmark Commodity Pricing

(a) Third Quarter and Full Year 2017 Forecast

The forecast items for the third quarter and full year 2017 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

	Estimated Ranges (Unaudited)					
	3Q 2017			Full Year 2017		
Daily Sales Volumes						
Crude Oil and Condensate Volumes (MBbld)						
United States	335.0	-	345.0	332.0	-	338.0
Trinidad	0.5	-	0.7	0.6	-	0.8
Other International	0.0	-	0.0	0.8	-	0.8
Total	335.5	-	345.7	333.4	-	339.6
Natural Gas Liquids Volumes (MBbld)						
Total	77.0	-	83.0	80.0	-	83.0
Natural Gas Volumes (MMcfd)						
United States	720	-	760	730	-	760
Trinidad	280	-	320	295	-	310
Other International	15	-	30	21	-	27
Total	1,015	-	1,110	1,046	-	1,097
Crude Oil Equivalent Volumes (MBoed)						
United States	532.0	-	554.7	533.7	-	547.7
Trinidad	47.2	-	54.0	49.8	-	52.5
Other International	2.5	-	5.0	4.3	-	5.3
Total	581.7	-	613.7	587.8	-	605.5

				Estimated Ranges (Unaudited)				
		3Q 2017				Full Year 2017		
Operating Costs								
Unit Costs ($/Boe)								
Lease and Well	$	4.40	- $	4.80	$	4.40	- $	4.80
Transportation Costs	$	3.30	- $	3.80	$	3.30	- $	3.60
Depreciation, Depletion and Amortization	$	15.55	- $	15.95	$	15.65	- $	15.85
Expenses ($MM)								
Exploration, Dry Hole and Impairment	$	90	- $	120	$	390	- $	420
General and Administrative	$	100	- $	110	$	380	- $	400
Gathering and Processing	$	28	- $	32	$	130	- $	140
Capitalized Interest	$	6	- $	8	$	25	- $	30
Net Interest	$	69	- $	72	$	273	- $	279
Taxes Other Than Income (% of Wellhead Revenue)		6.8% -		7.2%		6.9% -		7.1%
Income Taxes								
Effective Rate		30% -		35%		35% -		40%
Current Taxes ($MM)	$	0	- $	35	$	10	- $	50
Capital Expenditures (Excluding Acquisitions, $MM)								
Exploration and Development, Excluding Facilities					$	3,000	- $	3,350
Exploration and Development Facilities					$	475	- $	510
Gathering, Processing and Other					$	225	- $	240
Pricing - (Refer to *Benchmark Commodity Pricing* in text)								
Crude Oil and Condensate ($/Bbl)								
Differentials								
United States - above (below) WTI	$	(1.25)	- $	(0.25)	$	(1.50)	- $	(0.50)
Trinidad - above (below) WTI	$	(11.00)	- $	(9.00)	$	(10.00)	- $	(9.00)
Other International - above (below) WTI	$	(4.00)	- $	2.00	$	(7.00)	- $	1.00
Natural Gas Liquids								
Realizations as % of WTI		35% -		41%		37% -		41%
Natural Gas ($/Mcf)								
Differentials								
United States - above (below) NYMEX Henry Hub	$	(1.20)	- $	(0.70)	$	(1.10)	- $	(0.80)
Realizations								
Trinidad	$	1.85	- $	2.25	$	2.20	- $	2.40
Other International	$	3.80	- $	4.30	$	3.85	- $	4.15

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	U.S. New York Mercantile Exchange
WTI	West Texas Intermediate